SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2025 –September 30, 2025) filed with the Tokyo Stock Exchange on Wednesday, November 12, 2025.

2.	Announcement Regarding Interim Dividend and Revisions to Consolidated Earnings Forecast and Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2026.

3.	Notice of Partial Amendments to the Repurchase of Own Shares (Expansion of Repurchase Limit).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 12, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2025 - September 30, 2025

November 12, 2025

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2025 to September 30, 2025

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2025

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2025	1,564,497	11.5%	242,878	23.3%	391,482	52.3%	271,096	48.2%
September 30, 2024	1,403,633	3.2%	196,972	20.0%	256,991	39.3%	182,946	42.8%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥488,394 million for the six months ended September 30, 2025 (year-on-year change was a 715.4% increase) and ¥59,896 million for the six months ended September 30, 2024 (year-on-year change was a 80.0% decrease)

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2025	240.42	239.91
September 30, 2024	159.42	159.15

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2025	17,604,283	4,521,858	4,441,677	25.2%
March 31, 2025	16,866,251	4,171,783	4,089,782	24.2%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2025	—	62.17	—	57.84	120.01
March 31, 2026	—	93.76	—	—	—

March 31, 2026 (Est.)	—	—	—	—	120.01

*Note 3:	Revision from the previously announced dividend forecast: Yes

Regarding the interim dividend for the fiscal year ending March 31, 2026, we have decided the dividend per share of ¥93.76 by applying the dividend payout ratio of 39% to earnings per share for the six months ended September 30, 2025.

For the fiscal year ending March 31, 2026, the annual dividend will be the higher of either a payout ratio of 39% or ¥120.01 per share. The minimum dividend amount is shown in the above table. If the net income attributable to ORIX Corporation Shareholders for the fiscal year ending March 31, 2026 is ¥440 billion, as stated in the consolidated earnings forecast below, the annual dividend per share is expected to be ¥153.67.

3. Forecast for the Year Ending March 31, 2026 (Unaudited)

	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2026	640,000	33.2%	440,000	25.1%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

*Note 5:	Revision from previously announced forecast for the year ending March 31, 2026: Yes

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,162,962,244 as of September 30, 2025, and 1,162,962,244 as of March 31, 2025.

2. The number of treasury stock was 44,330,296 as of September 30, 2025, and 23,259,695 as of March 31, 2025.

3. The average number of outstanding shares was 1,127,416,302 for the six months ended September 30, 2025, and 1,147,474,112 for the six months ended September 30, 2024.

The Company’s shares held through the Board Incentive Plan Trust (3,386,167 shares as of September 30, 2025, and 3,413,000 shares as of March 31, 2025) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2025, to September 30, 2025, are not subject to certified public accountant’s or audit firm’s interim review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2025

		Six months ended September 30, 2024	Six months ended September 30, 2025	Change
				Amount	Percent (%)
Total Revenues	(millions of yen)	1,403,633	1,564,497	160,864	11
Total Expenses	(millions of yen)	1,206,661	1,321,619	114,958	10
Income before Income Taxes	(millions of yen)	256,991	391,482	134,491	52
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	182,946	271,096	88,150	48
Earnings Per Share (Basic)	(yen)	159.42	240.42	81.00	51
(Diluted)	(yen)	159.15	239.91	80.76	51
ROE (Annualized) *1	(%)	9.3	12.7	3.4	—
ROA (Annualized) *2	(%)	2.24	3.15	0.91	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2025 to September 30, 2025)

Total revenues for the six months ended September 30, 2025 increased 11% to ¥1,564,497 million compared to ¥1,403,633 million during the same period of the previous fiscal year primarily due to gains on investment securities and dividends, including the recognition of a gain of ¥11,840 million related to the transfer of shares of Greenko Energy Holdings, as well as increases in life insurance premiums, related investment income, and service income.

Total expenses increased 10% to ¥1,321,619 million compared to ¥1,206,661 million during the same period of the previous fiscal year primarily due to increases in life insurance costs and selling, general and administrative expenses, offset by decreases in other (income) and expenses.

Equity in net income of equity method investments increased by ¥21,890 million to ¥50,406 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥66,695 million to ¥98,198 million compared to the same period of the previous fiscal year, mainly due to the recognition of a gain of ¥83,135 million from the transfer of shares of Greenko Energy Holdings.

Due to the above results, income before income taxes for the six months ended September 30, 2025 increased 52% to ¥391,482 million compared to ¥256,991 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 48% to ¥271,096 million compared to ¥182,946 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the six months ended September 30, 2025 increased 42% to ¥409,382 million compared to the same period of the previous fiscal year.

Segment information for the six months ended September 30, 2025 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	45,566	58,640	13,074	29

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,884,565	1,855,316	(29,249)	(2)

Segment profits increased 29% to ¥58,640 million compared to the same period of the previous fiscal year primarily due to increases in operating leases revenues, finance revenues, equity in net income (loss) of equity method investment, and gains on sales of subsidiaries and equity method investments.

Segment assets decreased 2% to ¥1,855,316 million compared to the end of the previous fiscal year primarily due to decreases in installment loans and loans to ORIX and its subsidiaries, partially offset by an increase in investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	50,357	49,094	(1,263)	(3)

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,158,293	1,160,346	2,053	0

Segment profits decreased 3% to ¥49,094 million compared to the same period of the previous fiscal year primarily due to a decrease in operating leases revenues, and increases in selling, general and administrative expenses and costs of goods and real estate sold, partially offset by an increase in services income.

Segment assets totaled ¥1,160,346 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to decreases in trade notes, accounts and other receivable and property under facility operations, partially offset by increases in equity method investments, inventories, and investment in operating leases.

PE Investment and Concession: Private equity investment and concession

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	46,997	56,657	9,660	21

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,022,944	1,054,794	31,850	3

Segment profits increased 21% to ¥56,657 million compared to the same period of the previous fiscal year primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of office facilities, partially offset by the absence of gains on sales of subsidiaries and equity method investments recorded in the first quarter of the previous fiscal year as a result of the sale of investees.

Segment assets increased 3% to ¥1,054,794 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, property under facility operations, restricted cash, and goodwill, intangible assets acquired in business combinations, partially offset by a decrease in cash and cash equivalents.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	2,346	119,685	117,339	—

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,016,175	977,372	(38,803)	(4)

Segment profits increased by ¥117,339 million to ¥119,685 million compared to the same period of the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends.

Segment assets decreased 4% to ¥977,372 million compared to the end of the previous fiscal year primarily due to decreases in equity method investments and goodwill, intangible assets acquired in business combinations, partially offset by increases in investment in securities and loans to ORIX and its subsidiaries.

Insurance: Life insurance

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	40,857	50,856	9,999	24

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,009,234	3,140,645	131,411	4

Segment profits increased 24% to ¥50,856 million compared to the same period of the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 4% to ¥3,140,645 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by a decrease in cash and cash equivalents.

Banking and Credit: Banking and consumer finance

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,107	12,529	(578)	(4)

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,144,571	3,253,617	109,046	3

Segment profits decreased 4% to ¥12,529 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on investment securities and dividends and an increase in selling, general and administrative expense, partially offset by an increase in finance revenues.

Segment assets increased 3% to ¥3,253,617 million compared to the end of the previous fiscal year primarily due to increases in installment loans and cash and cash equivalents, partially offset by a decrease in investment securities.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	32,011	21,952	(10,059)	(31)

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,231,973	1,256,054	24,081	2

Segment profits decreased 31% to ¥21,952 million compared to the same period of the previous fiscal year primarily due to an increase in costs of operating leases and a decrease in foreign exchange (gains) losses in the ship-related business, partially offset by an increase in operating leases revenues in the same business.

Segment assets increased 2% to ¥1,256,054 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases and net investment in leases in the aircraft business, partially offset by decreases in investment in operating leases and installment loans in the ship-related business.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	16,607	(1,803)	(18,410)	—

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,593,939	1,917,168	323,229	20

Segment profits decreased by ¥18,410 million to losses of ¥1,803 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on sales of subsidiaries and equity method investments, and increases in provision for credit losses and selling, general and administrative expenses, partially offset by an increase in gains on investment securities and dividends.

Segment assets increased 20% to ¥1,917,168 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations as a result of a new acquisition of a subsidiary in the second quarter of fiscal 2026, and increases in installment loans and trade notes, accounts and other receivables.

ORIX Europe: Asset management of global equity and fixed income

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	20,797	22,079	1,282	6

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	669,306	719,789	50,483	8

Segment profits increased 6% to ¥22,079 million compared to the same period of the previous fiscal year primarily due to an increase in services income.

Segment assets increased 8% to ¥719,789 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2024 (millions of yen)	Six months ended September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	19,124	19,693	569	3

	As of March 31, 2025 (millions of yen)	As of September 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,725,627	1,741,117	15,490	1

Segment profits increased 3% to ¥19,693 million compared to the same period of the previous fiscal year primarily due to decreases in equity in net income (loss) of equity method investments and finance revenues in Greater China, partially offset by a decrease in credit loss expenses in Greater China, as well as increases in finance revenues and equity in net income (loss) of equity method investments in Asia-Pacific.

Segment assets increased 1% to ¥1,741,117 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases and net investment in leases as a result of foreign exchange effects in Asia-Pacific, partially offset by decreases in net investment in leases and installment loans in Greater China.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2025	As of September 30, 2025	Change
				Amount	Percent
Total Assets	(millions of yen)	16,866,251	17,604,283	738,032	4
(Segment Assets)		16,456,627	17,076,218	619,591	4
Total Liabilities	(millions of yen)	12,691,036	13,034,239	343,203	3
(Short-term and Long-term Debt)		6,282,798	6,521,348	238,550	4
(Deposits)		2,449,812	2,628,153	178,341	7
Shareholders’ Equity *1	(millions of yen)	4,089,782	4,441,677	351,895	9
Shareholders’ Equity Per Share *2	(yen)	3,599.24	3,982.69	383.45	11

*Note 1:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*Note 2:	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.

Total assets increased 4% to ¥17,604,283 million compared to the end of the previous fiscal year primarily due to increases in investment in securities, installment loans, investment in operating leases and other assets (mainly goodwill, intangible assets acquired in business combinations and reinsurance recoverable), primarily offset by decreases in equity method investments. In addition, segment assets increased 4% to ¥17,076,218 million compared to the end of the previous fiscal year.

Total liabilities increased 3% to ¥13,034,239 million compared to the end of the previous fiscal year primarily due to increases in long-term debt and deposits, primarily offset by decreases in policy liabilities and policy account balances and trade notes, accounts and other payable.

Shareholders’ equity increased 9% to ¥4,441,677 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2025	As of September 30, 2025
Cash and Cash Equivalents		1,206,573	1,275,912
Restricted Cash		115,410	119,811
Net Investment in Leases		1,167,380	1,200,669
Installment Loans		4,081,019	4,208,241
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
September 30, 2025	¥85,724 million
Allowance for Credit Losses		(56,769)	(58,990)
Investment in Operating Leases		1,967,178	2,086,405
Investment in Securities		3,234,547	3,393,331
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
September 30, 2025	¥41,499 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
September 30, 2025
Amortized Cost	¥3,394,683 million
Allowance for Credit Losses	¥(771) million
Property under Facility Operations		771,851	767,159
Equity method investments		1,320,015	1,240,679
Trade Notes, Accounts and Other Receivable		411,012	413,144
Inventories		229,229	240,377
Office Facilities		191,957	192,910
Other Assets		2,226,849	2,524,635
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
September 30, 2025	¥1,515 million

Total Assets		16,866,251	17,604,283

Liabilities and Equity
Short-term Debt		549,680	609,876
Deposits		2,449,812	2,628,153
Trade Notes, Accounts and Other Payable		339,787	317,205
Policy Liabilities and Policy Account Balances		1,948,047	1,724,828
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
September 30, 2025	¥142,700 million
Current and Deferred Income Taxes		578,781	675,172
Long-term Debt		5,733,118	5,911,472
Other Liabilities		1,091,811	1,167,533

Total Liabilities		12,691,036	13,034,239

Redeemable Noncontrolling Interests		3,432	48,186

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		234,193	235,206
Retained Earnings		3,354,911	3,560,087
Accumulated Other Comprehensive Income		341,298	558,624
Treasury Stock, at Cost		(61,731)	(133,351)

Total ORIX Corporation Shareholders’ Equity		4,089,782	4,441,677
Noncontrolling Interests		82,001	80,181

Total Equity		4,171,783	4,521,858

Total Liabilities and Equity		16,866,251	17,604,283

Note: Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2025	As of September 30, 2025
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(403,914)	(491,973)
Impact of changes in policy liability discount rate	416,124	727,583
Debt valuation adjustments	49	237
Defined benefit pension plans	14,791	20,339
Foreign currency translation adjustments	304,657	299,909
Net unrealized gains on derivative instruments	9,591	2,529

Total	341,298	558,624

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2024	Six months ended September 30, 2025
Revenues :
Finance revenues	164,734	177,350
Gains on investment securities and dividends	6,550	37,697
Operating leases	310,848	309,624
Life insurance premiums and related investment income	233,808	299,708
Sales of goods and real estate	190,874	206,964
Services income	496,819	533,154

Total Revenues	1,403,633	1,564,497

Expenses :
Interest expense	83,717	93,811
Costs of operating leases	192,799	201,850
Life insurance costs	166,863	220,628
Costs of goods and real estate sold	139,155	154,612
Services expense	290,952	305,228
Other (income) and expense	10,902	401
Selling, general and administrative expenses	314,225	332,954
Provision for credit losses	7,319	9,989
Write-downs of long-lived assets	506	1,397
Write-downs of securities	223	749

Total Expenses	1,206,661	1,321,619

Operating Income	196,972	242,878
Equity in Net Income of Equity method investments	28,516	50,406
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	31,503	98,198

Income before Income Taxes	256,991	391,482
Provision for Income Taxes	74,862	116,622

Net Income	182,129	274,860

Net Income (Loss) Attributable to the Noncontrolling Interests	(973)	3,691

Net Income Attributable to the Redeemable Noncontrolling Interests	156	73

Net Income Attributable to ORIX Corporation Shareholders	182,946	271,096

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2024	Six months ended September 30, 2025
Net Income :	182,129	274,860

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(54,756)	(88,065)
Impact of changes in policy liability discount rate	2,741	311,459
Net change of debt valuation adjustments	(75)	188
Net change of defined benefit pension plans	(526)	5,545
Net change of foreign currency translation adjustments	(63,533)	(4,988)
Net change of unrealized gains (losses) on derivative instruments	(8,229)	(7,093)
Total other comprehensive income (loss)	(124,378)	217,046

Comprehensive Income	57,751	491,906

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,132)	3,043

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(13)	469

Comprehensive Income Attributable to ORIX Corporation Shareholders	59,896	488,394

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

There are no changes in accounting policies.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly assesses segment performance and allocates management resources by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Segment information for the six months ended September 30, 2024 and six months ended September 30, 2025 is as follows:

	Millions of yen
	Six months ended September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	30,890	2,467	5,978	616	159	28,818	3,333
Gains on investment securities and dividends	1,460	845	586	(8)	0	65	139
Operating leases	139,859	37,842	20,605	39	0	0	41,900
Life insurance premiums and related investment income	0	0	0	0	235,014	0	0
Sales of goods and real estate	1,812	61,793	122,384	1,481	0	0	196
Services income	54,783	157,232	31,473	86,834	(1)	1,567	5,734

Total Segment Revenues	228,804	260,179	181,026	88,962	235,172	30,450	51,302

Interest expense	3,278	1,172	1,655	6,211	81	2,745	8,563
Costs of operating leases	98,878	11,941	13,072	9	0	0	17,581
Life insurance costs	0	0	0	0	166,834	0	0
Costs of goods and real estate sold	1,489	49,789	84,951	836	0	0	199
Services expense	29,522	125,059	21,928	65,705	0	4,433	2,151
Other (income) and expense	8,757	703	(449)	562	(140)	106	(2,543)
Selling, general and administrative expenses	45,051	20,873	43,194	10,828	27,539	10,635	5,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,060	60	93	238	1	308	(0)

Total Segment Expenses	188,035	209,597	164,444	84,389	194,315	18,227	30,955

Equity in Net income (Loss) of equity method investments and others	4,797	(225)	30,415	(2,227)	(0)	884	11,664

Segment Profits	45,566	50,357	46,997	2,346	40,857	13,107	32,011

Significant non-cash items:
Depreciation and amortization	77,763	9,494	12,910	16,713	14,842	326	13,728
Increase in policy liabilities and policy account balances	0	0	0	0	41,053	0	0
Expenditures for long-lived assets	100,876	40,706	7,941	21,293	77	0	174,188

	Millions of yen
	Six months ended September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	53,163	1,990	37,885	165,299
Gains on investment securities and dividends	(280)	3,821	(47)	6,581
Operating leases	292	0	67,510	308,047
Life insurance premiums and related investment income	0	0	0	235,014
Sales of goods and real estate	235	0	246	188,147
Services income	22,255	120,866	12,016	492,759

Total Segment Revenues	75,665	126,677	117,610	1,395,847

Interest expense	22,225	373	20,972	67,275
Costs of operating leases	649	0	48,902	191,032
Life insurance costs	0	0	0	166,834
Costs of goods and real estate sold	151	0	229	137,644
Services expense	854	32,629	7,599	289,880
Other (income) and expense	(2,284)	4,609	(621)	8,700
Selling, general and administrative expenses	45,360	69,026	21,782	299,292
Provision for credit losses, and write-downs of long-lived assets and securities	1,617	115	4,555	8,047

Total Segment Expenses	68,572	106,752	103,418	1,168,704

Equity in Net income (Loss) of equity method investments and others	9,514	872	4,932	60,626

Segment Profits	16,607	20,797	19,124	287,769

Significant non-cash items:
Depreciation and amortization	1,736	3,202	47,103	197,817
Increase in policy liabilities and policy account balances	0	0	0	41,053
Expenditures for long-lived assets	878	480	86,152	432,591

	Millions of yen
	Six months ended September 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	35,585	2,439	6,433	3,772	72	39,642	2,020
Gains on investment securities and dividends	2,398	1,103	475	20,092	0	(3,976)	251
Operating leases	150,390	25,700	17,492	48	0	0	44,048
Life insurance premiums and related investment income	0	0	0	0	300,947	0	0
Sales of goods and real estate	2,020	64,965	134,971	1,534	0	0	553
Services income	54,211	179,647	38,124	89,295	0	1,237	9,064

Total Segment Revenues	244,604	273,854	197,495	114,741	301,019	36,903	55,936

Interest expense	5,666	2,566	2,436	6,946	259	8,790	10,189
Costs of operating leases	103,609	12,224	11,359	9	0	0	23,031
Life insurance costs	0	0	0	0	221,076	0	0
Costs of goods and real estate sold	1,631	54,982	94,912	1,022	0	0	420
Services expense	29,578	133,414	25,863	65,685	0	4,289	3,857
Other (income) and expense	10,190	(3,014)	(4,027)	(5,249)	(3)	13	1,282
Selling, general and administrative expenses	44,986	22,995	44,318	12,875	28,857	11,961	6,657
Provision for credit losses, and write-downs of long-lived assets and securities	609	138	936	335	(26)	207	(1)

Total Segment Expenses	196,269	223,305	175,797	81,623	250,163	25,260	45,435

Equity in Net income (Loss) of equity method investments and others	10,305	(1,455)	34,959	86,567	(0)	886	11,451

Segment Profits	58,640	49,094	56,657	119,685	50,856	12,529	21,952

Significant non-cash items:
Depreciation and amortization	82,359	9,409	10,476	15,972	12,195	(100)	16,487
Increase in policy liabilities and policy account balances	0	0	0	0	196,700	0	0
Expenditures for long-lived assets	121,442	25,671	8,878	21,758	102	65	121,490

	Millions of yen
	Six months ended September 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	51,219	1,518	35,309	178,009
Gains on investment securities and dividends	7,801	9,437	167	37,748
Operating leases	1,038	0	67,820	306,536
Life insurance premiums and related investment income	0	0	0	300,947
Sales of goods and real estate	575	0	219	204,837
Services income	24,039	122,930	11,168	529,715

Total Segment Revenues	84,672	133,885	114,683	1,557,792

Interest expense	24,980	265	18,916	81,013
Costs of operating leases	1,297	0	48,393	199,922
Life insurance costs	0	0	0	221,076
Costs of goods and real estate sold	267	0	198	153,432
Services expense	867	33,764	7,235	304,552
Other (income) and expense	(395)	3,429	(325)	1,901
Selling, general and administrative expenses	49,684	74,172	22,405	318,910
Provision for credit losses, and write-downs of long-lived assets and securities	6,911	148	2,877	12,134

Total Segment Expenses	83,611	111,778	99,699	1,292,940

Equity in Net income (Loss) of equity method investments and others	(2,864)	(28)	4,709	144,530

Segment Profits	(1,803)	22,079	19,693	409,382

Significant non-cash items:
Depreciation and amortization	717	3,365	46,718	197,598
Increase in policy liabilities and policy account balances	0	0	0	196,700
Expenditures for long-lived assets	1,796	303	89,653	391,158

Segment information as of March 31, 2025 and September 30, 2025 is as follows:

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,380	45,810	1,640	2,092	0	0	0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets *	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	451	0	547,966	1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets *	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of September 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,392	42,489	1,375	1,838	0	0	11,768
Installment loans	397,929	21	129,094	4,884	13,849	2,631,885	25,993
Investment in operating leases	583,204	329,729	46,504	229	26,050	0	626,577
Investment in securities	32,341	10,042	6,371	148,462	2,296,469	255,716	4,506
Property under facility operations and servicing assets	43,219	158,463	66,860	487,081	0	0	26
Inventories	643	192,716	41,897	2,330	0	0	1,842
Advances for finance lease and operating lease	5,242	66,865	39	0	0	0	34,820
Equity method investments	8,338	206,442	190,703	10,365	40,348	43,840	402,807
Advances for property under facility operations	19	7,578	3,383	74,608	0	0	0
Goodwill, intangible assets acquired in business combinations	24,774	49,752	337,643	112,496	4,452	0	50,960
Other assets *	190,215	96,249	230,925	135,079	759,477	322,176	96,755

Segment Assets	1,855,316	1,160,346	1,054,794	977,372	3,140,645	3,253,617	1,256,054

	Millions of yen
	As of September 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	428	0	573,261	1,200,551
Installment loans	721,213	0	283,373	4,208,241
Investment in operating leases	27,312	0	438,307	2,077,912
Investment in securities	508,690	95,095	35,054	3,392,746
Property under facility operations and servicing assets	75,660	0	2,033	833,342
Inventories	518	0	206	240,152
Advances for finance lease and operating lease	0	0	3,217	110,183
Equity method investments	79,389	8,517	249,690	1,240,439
Advances for property under facility operations	0	0	0	85,588
Goodwill, intangible assets acquired in business combinations	329,036	377,703	6,840	1,293,656
Other assets *	174,922	238,474	149,136	2,393,408

Segment Assets	1,917,168	719,789	1,741,117	17,076,218

*

Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen

	Six months ended September 30, 2024	Six months ended September 30, 2025
Segment revenues:
Total revenues for segments	1,395,847	1,557,792
Revenues related to corporate assets	34,620	43,292
Revenues from inter-segment transactions	(26,834)	(36,587)

Total consolidated revenues	1,403,633	1,564,497

Segment profits:
Total profits for segments	287,769	409,382
Corporate profits (losses)	(30,109)	(21,949)
Net income (loss) attributable to the noncontrolling interests and net income (loss) attributable to the redeemable noncontrolling interests	(669)	4,049

Total consolidated income before income taxes	256,991	391,482

(8) Subsequent Events

There are no material subsequent events.

Announcement Regarding Interim Dividend and Revisions to Consolidated Earnings Forecast and Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2026

TOKYO, Japan – November 12, 2025 – ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the interim dividend, the record date of which is September 30, 2025.In addition, ORIX has revised its consolidated earnings forecast and year-end dividend forecast for the fiscal year ending March 31, 2026, which were previously announced on May 12, 2025, as below.

1. Interim Dividend Detail for the Fiscal Year Ending March 31, 2026

Regarding the interim dividend for the fiscal year ending March 31, 2026, we have decided a dividend per share of 93.76 yen based on the dividend policy announced on May 12, 2025.

	Determined Items	Previously Announced Dividend Forecast	Interim Dividend Paid for the Fiscal Year Ended March 31, 2025
Record Date	September 30, 2025	September 30, 2025	September 30, 2024
Dividend Per Share	93.76 yen*1	60.00 yen*2	62.17 yen
Total Dividend Amount	104,883million yen	—	71,185million yen
Effective Date	December 9, 2025	—	December 9, 2024
Source of Dividend	Retained earnings	—	Retained earnings

*1	The dividend payout ratio of 39% is applied to earnings per share for the six months ended September 30, 2025.
*2

For the fiscal year ending March 31, 2026, the annual dividend is at the higher of either payout ratio of 39% or 120.01 yen per share. The above table shows the interim dividend of 60.00 yen per share, which is 50% of the minimum annual dividend per share of 120.01 yen.

2. Revision of Consolidated Earnings Forecast

(1) Details of Revision

Revision of Consolidated Earnings Forecast for the fiscal year ending March 31, 2026 (April 1, 2025 - March 31, 2026)

(Unit: Millions of yen)

		Income before Income Taxes	Net Income Attributable to ORIX Corporation Shareholders
Previous Forecast (A)		—	380,000
Revised Forecast (B)		640,000	440,000
Difference (B-A)		—	60,000
Difference (%)		—	16%
(For Reference)	Results for the previous fiscal year (ended March 31, 2025)	480,463	351,630
	Year-on-Year Change	33%	25%

(2) Reasons for the Revision

This revision reflects the strong performance of the consolidated financial results for the six months ended September 30, 2025, as well as the expectation that each business segment will continue to perform steadily in and after the third quarter.

3. Revision of Year-end Dividend Forecast

The year-end dividend for the fiscal year ending March 31, 2026 is forecasted as “—”.

Dividend Per Share
	Interim (restated)	Fiscal Year-End	Total
Previously Announced Dividend Forecast	60.00 yen	60.01 yen	120.01 yen
Dividend (Actual and Forecast) for the Fiscal Year Ending March 31, 2026	93.76 yen	—	120.01 yen*3

*3

For the fiscal year ending March 31, 2026, the annual dividend will be the higher of either a payout ratio of 39% or ¥120.01 per share. The minimum dividend amount is shown in the above table. If the net income attributable to ORIX Corporation Shareholders for the fiscal year ending March 31, 2026 is ¥ 440 billion, as stated in the section “2. Revision of Consolidated Earnings Forecast”, the annual dividend per share is expected to be ¥153.67.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Notice of Partial Amendments to the Repurchase of Own Shares (Expansion of Repurchase Limit)

TOKYO, Japan – November 12, 2025 – ORIX Corporation (“ORIX”) announced today that its Board of Directors resolved, for the purpose of enhancing capital efficiency and shareholder returns, to partially amend certain matters concerning the repurchase of its own shares under Article 156, Paragraph 1 of the Companies Act, which were authorized at the meeting of the Board of Directors held on May 12, 2025, pursuant to Article 34 of its Articles of Incorporation under Article 459, Paragraph 1 of the Companies Act.

1. Reason for Changes

To enhance capital efficiency and further expand shareholder returns through the agile capital policy execution.

2. Details of Amendments Relating to the Repurchase

(Changes are Underlined)

	Before Change (Board of Directors resolution on May 12, 2025)	After Change (Board of Directors resolution on November 12, 2025)
(1) Class of shares to be repurchased	Common shares	Common shares

(2) Total number of shares to be repurchased	Up to 40 million shares (approx. 3.5% of the total outstanding shares (excluding treasury shares))	Up to 60 million shares (approx. 5.4% of the total outstanding shares (excluding treasury shares))

(3) Total purchase price of shares to be repurchased	Up to 100 billion yen	Up to 150 billion yen (Additional 50 billion yen)

(4) Repurchase Period	From May 19, 2025 to March 31, 2026	From May 19, 2025 to March 31, 2026

(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of October 31, 2025)

(1) Total number of shares repurchased 22,739,700 shares

(2) Total purchase price of shares repurchased JPY 78,031,748,500

2. Status of Treasury Shares as of October 31, 2025

Total outstanding shares (excluding treasury shares): 1,116,950,988 shares

Treasury shares: 46,011,256 shares*

*	The Company’s shares held through the Board Incentive Plan Trust (3,386,167 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K